Exhibit 99.1

4 September 2003

INTERIM RESULTS 2003

Strategic Review

•	Focus on UK, Scandinavia and Canada
•	US to be restructured, renewal rights transaction with Travelers for standard personal lines business and majority of our commercial lines business
•	Commercial continuing to be weighted towards property; Personal concentrated on direct and selected intermediated
•	Operational focus on excellence in underwriting and claims management and driving down expenses
•	Performance management culture with clear accountabilities
•	Independent review of our general insurance claims provisions by Tillinghast; subject to further validation and confirmation, may increase provisions by up to £800m in third quarter
•	Independent review of major UK life exposures by Tillinghast

Performance improvement delivery

•	Delivered around £80m of annualised expense savings against £160m target; today increasing target to £270m
•	Successful disposals of Promina, RSUI and UK healthcare; HBOS household agreement to end
•	Run rate NWP for 2003 of £6.7bn, excluding Travelers, from £8.6bn in 2002
•	Revised target of 100% COR on average across the insurance cycle from previous 102% target

Solid results driven by strong performance in UK

•	Underwriting result improved by £213m, all areas except US produced underwriting profit in Q2
•	Combined ratio improved to 99.3%
•	Risk based capital position improved to £300m surplus

Rights Issue to raise £960m

•	Terms: 1 share for 1 existing share
•	Price 70 pence per new share
•	Fully underwritten
•	Strengthens balance sheet to grow business for profit
•	NWP estimate revised for 2005 to £6.4bn from £5.5bn in 2004 following planned reduction of quota share in 2004 and growth opportunities in 2005

	6 Months		6 Months
	2003		2002
Revenue
General business net premiums written (after impact of quota share – page 23)	£3,654m		£4,268m
Group operating result (based on longer term investment return (LTIR) [1]	£351m		£301m
Group operating profit (based on LTIR) [1,2]	£181m		£54m
Profit / (loss) for the period attributable to shareholders	£141m		£(275)m

	30 June		31 Dec
	2003		2002
Balance sheet
Shareholders’ funds	£3,005m		£3,043m
Net asset value per share (adding back equalisation provisions net of tax)	215	p	217	p
Tangible net asset value per share	201	p	199	p
Interim dividend per share	2.0	p	4.0	p

1       For more details on longer term investment return see note 2 on page 21
2       For more details on Group operating profit see page 8

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and management objectives; our operational and performance improvement plans; our expense savings, premium reduction and loss, expense and combined ratio targets; our claims and underwriting improvement targets; and our targeted capital levels and capital improvement plans. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or the Listing Rules to publish any supplementary prospectus hereto.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, ORDINARY SHARES OR OTHER SECURITIES OF THE COMPANY. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS ISSUE HAVE NOT BEEN, AND WILL NOT BE REGISTERED UNDER THE US SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO US PERSONS ABSENT AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT OF 1933, AS AMENDED.

Analysts	Press
Malcolm Gilbert	Richard Emmott
+ 44 (0) 20 7569 6133	+ 44 (0) 20 7569 6023

Requests for Interview
Rupert Younger
Julius Duncan
Finsbury
+44 (0) 20 7251 3801

Press Release	1

Andy Haste, Group Chief Executive commented,
“An in depth review of the Group commenced in April. The purpose of the review was to provide a comprehensive picture of our businesses and markets and their long term viability and attractiveness. The review also examined the operating performance of the business, to identify opportunities for further improvement. We also conducted a thorough analysis of our balance sheet.

“Royal & SunAlliance has large variations in the strength of its market positions. A fundamental finding of the review is that there is an opportunity to build on the stronger market positions and improve the scale and quality of services by focussing on areas of market strength, addressing issues of business weakness, poor performance, and longer term strategic uncertainties, and strengthening the balance sheet. The components of a winning business exist but much more needs to be done for that potential to be realised. Our strategy for realising our potential is outlined below, including details of the 1 for 1 rights issue that we’re launching to fund its implementation and our future growth. That growth is targeted to come from our existing successful operations and the reduction of the quota share reinsurance.

“We’re also announcing today another quarter of good results everywhere except the US. Although the results have been helped by benign weather conditions, they also reflect the consequences of the focus on underwriting and claims.

Outcome of the Review
“Based on the review, our strategy will have the following components:

•	Focus on general insurance in those markets where we have a strong position, primarily the UK, Scandinavia and Canada; US to be restructured
•	Create a more focussed business with commercial continuing to be weighted more towards property and personal lines focussing on direct distribution and selected intermediated lines. In personal lines, in particular, we will focus on driving down the cost of delivery
•	Implement operational excellence in underwriting and claims management through the introduction of tighter processes and new systems
•	Seek to ensure the risk profile of our business is commensurate with our capital base. The nature and amount of risk that we underwrite in our different markets needs to reflect a proper balance between risk and profitability
•	Instil a performance management culture by improving management controls and introducing new review procedures that have a clear focus on accountability and that target delivery

“We believe that these measures will deliver a profitable general insurance business with attractive growth prospects and a more stable capital position across the insurance cycle.

“The review, and the actions that we have already successfully taken within the business, lead us to believe that we can achieve a combined ratio of 100% on average across the insurance cycle. This target emphasises the importance of concentration on those markets where we can focus on underwriting and claims and achieve value for those actions.

“The new target will be applied across the Group as a whole and gives a very strong message to all our underwriters. It’s also appropriate in the current environment of low investment returns.

“One of my major focuses has been the balance sheet – I wanted to make sure that I fully understood the risks both in and to the business. We commissioned an independent review by Tillinghast of our general insurance loss (or claims) reserves and of the capital requirements and risks of our UK with profits life funds.

“The general insurance review covered our total claims reserves in the UK, US, Scandinavia, Canada and Ireland as at 31 March this year. Although we believe that the existing Group reserves at 30 June were within a reasonable range of estimates, Tillinghast’s review concluded that there was a £744m deficit between our reserves and their best estimate as of 31 March. We want to be in a better position than just in a reasonable range and, subject to validation and confirmation, we may make additional reserves, at a Group level, to the extent of this deficit, in the third quarter. To do that could cost us up to £800m pre tax. Around £150m of the deficit referred to above relates to asbestos and environmental risk in the US and UK – with approximately £500m of the rest relating to potential US requirements. Once confirmed this would be set up primarily as a central claims provision while some of it would be established locally. And I’m committing to keeping us at an equally prudent level going forward.

Press Release	2

“The detailed analysis of the UK with profits funds looked at the solvency of the funds in light of the proposed introduction of the ‘realistic’ methodology by the FSA and the waivers we’ve already been granted. Those waivers have allowed us to cancel the financial reinsurance treaty and to lapse the future profits waiver that we had in force. We’ve concluded that the existing capital, together with an amount of up to £200m available under the existing contingent loan arrangements, should be sufficient to meet solvency requirements in a range of adverse scenarios. However, the funds are also exposed to certain unresolved regulatory issues that could increase the capital requirements significantly above this level. In addition, we will continue to explore opportunities to release capital from our life operations. With a total shareholders’ interest in life operations of £1,375m this represents a major source of potential capital to support our general business operations.

“We’ve also reviewed our FRS 17 pension fund position. As we’ve already told you we expect to make additional contributions in the UK of £50m net of tax in 2003 and £30m net of tax annually thereafter. We’re also introducing employee contributions in April 2004. We continue to believe that this route is valid, given the long term nature of pension liabilities. A significant proportion of the US deficit is included in our reorganisation cost in the US, outlined below.

“Looking at the shape of the business, the strategic review identified three distinct areas: good, consistent performers, with profitable growth potential; businesses that still need work but have realisable potential with some further remedial work; and finally businesses that simply can’t be made to work for us within the resources we are willing to allocate to turning them round. It also confirmed that successful general insurance operations need to have significant positions in their market and so be able to provide leadership in underwriting, pricing and claims actions.

•	Many of our businesses are good – particularly our UK commercial lines, Scandinavia and Ireland. They have sufficient scale to compete in their local markets, or a niche differentiated offering; they are producing their required returns; and they have the potential for future profit and growth. We can see a clear growth story for them and will be targeting capital to allow them to do just that. But ‘good’ doesn’t mean that we can sit back; there’s room for further improvement in operational efficiency. In the key areas of expenses, underwriting and claims we’ll be looking for more from them in future. At a Group level we’re upping our target annualised expense savings to £270m, from the £160m that we identified last year. We aim to achieve substantially all of these savings by 2006. Having achieved £80m on an annualised basis of that original target by June I’m confident we’ll succeed. We expect the cost to achieve these expense savings to be approximately £300m incurred by the end of 2006, of which £118m has been expensed already. In addition, we’ve developed detailed plans for claims and underwriting improvements in each of our major markets, building on those plans announced last year.

Our primary group of performing operations includes the UK, Scandinavia, Canada and Ireland. The smaller operations in the International division include a number of good businesses and all these operations will be managed for profit and to maximise shareholder value. We expect that over time the countries in which we operate will be fewer in number as we refocus our International portfolio.

•	Two sizable parts of our business that haven’t performed well over the last couple of years are UK personal and Canada. Both are improving but neither is producing the required results or returns yet. But we believe they can and will. Today’s results from both show substantial improvement in underwriting result and combined ratio and we’re aiming to build on that improvement. The shape of both businesses will alter with more of a focus on direct business, and intermediated business being cut back to profitable arrangements. To help you see the logic behind this strategy we’ve split out the results of MORE TH>N and intermediated personal lines business in the UK for the first time this quarter. Again, we see the prospect for good, profitable growth here once we’ve finished the ‘fix’ programmes already in place.

•	The story for our US operations is different and action is being taken. As mentioned above, following a thorough review, we are announcing today plans to restructure our US business.

Over the last three years, the Group has sought to position its US commercial lines business to compete effectively but has found itself constrained by a restricted capital position and adverse reserve developments in certain business lines. It has become clear that it would be difficult for much of the US commercial lines business to produce adequate returns, over a long term period, commensurate with the risk profile and capital requirements of the business that is being written.

As part of this restructuring, we’re announcing today that we have entered into a definitive agreement with immediate effect to sell to The Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corp., the renewal rights to our standard personal lines business and the majority of our commercial lines business. In 2002 these portfolios accounted for net premiums of US$395m (£245m) and US$1,172m (£728m) respectively.

Press Release	3

The consideration for the transaction comprises an amount of $25m (£16m) payable immediately, with the balance contingent on policy renewal performance which is estimated to be in the range of $35m (£22m) to $40m (£25m). In any case the maximum consideration will not exceed $90m (£57m). The proceeds of the transaction will be used to improve the capital position of the Group.

In 2002 the combined operating result for the business lines the subject of the renewal agreement was in the region of £33m ($54m) (based on investment return assumptions consistent with those for the Group as a whole). This took into account strengthening of reserves.

The remaining businesses in the US principally comprise our non standard personal motor line, and certain specialty commercial lines in the architects and engineers professional indemnity and wholesale agency programme business sectors. These portfolios represented approximately US$935m (£581m) of 2002 net premiums written. We’re actively considering a range of options in respect of the remaining businesses to achieve our goal of reducing our premium volume in the US. These options include, among other things, further renewal rights transactions and disposals.

We’ve factored into our capital projections, discussed elsewhere certain expenses that we anticipate we will incur in order to achieve this restructuring. Firstly, we have made an estimate of the reorganisation costs likely to arise as a consequence of the restructuring in the US, including the effect of the Travelers transaction on our operations. We have estimated at this stage an amount of £300m, before the effect of any tax relief that may be available, to be incurred over the next five years. Although the actual level of expenses incurred will depend on the precise actions taken to restructure the business, we believe that this figure is a prudent estimate and takes into account the actions that we are implementing and all options we are considering for our US business. These costs predominantly comprise redundancy costs, premises closure costs and costs of funding pension entitlements.

Secondly, as discussed in more detail above, subject to further validation and confirmation, we may make additional provisions during the third quarter of 2003, up to the extent of the deficit between our reserves as at 31 March 2003 and the best estimate of Tillinghast as at that date. The majority of this deficit relates to potential US requirements.

We believe that, consistent with our overall strategy, this restructuring of our US operations will allow us to allocate capital and management resources more effectively to our chosen markets.

The Rights Issue
“The rights issue that we are announcing today, along with our existing capital surplus and that to be released from our ongoing premium reduction plans, will be used for the following purposes:

•	To fund our restructuring plans in the US
•	Subject to validation and confirmation, potentially to make further general insurance loss reserves to the extent of the deficit identified by Tillinghast’s review
•	To allow us to grow the profitable parts of our business identified by our review
•	To enable us to reduce our quota share arrangement with Munich Re from 2004 onwards

“This action should also strengthen our position with the rating agencies, and should increase our flexibility to deal with future regulatory developments.

“We decided to come to the market after already taking steps to substantially improve our capital base.

“In total, we’ve already improved our risk based capital position significantly, with the surplus calculated to be £300m at 30 June. Following the rights issue and the implementation of our plans, including taking into account the US reorganisation costs and potential claims provisions, we are projecting a moderate surplus of around £355m by year end 2005, after incorporating further planned business growth in targeted lines of business and after reducing the Munich Re quota share resulting in a new estimated net written premiums level for 2005 of around £6.4bn. See page 10 for more detail of our prospective risk based capital position.

“We estimate that, were our regulatory capital surplus to be reassessed at 30 June, it would have increased to £1.2bn from £773m at the end of last year. We’ve looked at the regulatory capital position of the Group in the context of potential future regulatory developments and believe that we are better positioned to comply with these potential regulatory developments following the actions we’re announcing today. But there are still considerable uncertainties as to many of these future regulatory developments.

Press Release	4

Performance Improvement Delivery
“Today’s results show the benefits of the improvements in expenses, underwriting, and claims handling that have already been achieved. Of the £160m annualised expense improvement we announced last year £80m have been achieved following actions completed by 30 June 2003, and we believe we are on track to achieve the rest by the original timetable. That target is now being increased to an annualised total of £270m a year as we implement improvements to our processes and our IT and we pilot the use of some further outsourcing and relocation of some business to lower cost centres. We aim to achieve substantially all of these savings by the end of 2006. The total cost of reaching this improvement is now forecast to be approximately £300m over the period to 31 December 2006, of which £118m has been charged to date.

“As a result of these increased efficiencies we’ve reviewed our combined operating ratio target and, going forward, will be aiming to operate at 100% on average across the insurance cycle. Obviously, expense improvements are only one part of what we will be doing to achieve this; a significantly greater level of claims and underwriting improvements will also be required. This will involve: better segmentation and risk profiling; greater pricing sophistication and more consistent and accurate technical pricing through the cycle; and greater process consistency. We’re aiming to achieve these through upskilling of our underwriters and claims handlers, regular underwriting and claims files reviews and better use of technology. The costs associated with the implementation of these claims and underwriting improvements will be treated as normal business investment costs and charged to the revenue accounts and included in the combined operating ratios.

“We’ve also been very successful in implementing our disposal programme with over £1bn of risk based capital released by our announced actions in 2003 to date. We’ve proved that we can execute on our plans in difficult markets with the IPO of Promina and the sale of RSUI and UK healthcare. Partly as a result of these disposals and partly following withdrawals from certain lines of business, such as the recently announced ending of our household insurance agreement with HBOS in the UK at the end of December, our projected net premiums written from ongoing business is £6.7bn for 2003, excluding the effect of the Travelers transaction.

“In November 2002, we targeted around £95m of annualised expense savings in the UK and had achieved around £38m of that by the half year. We said that we aimed to halve the number of premises the UK business occupies. This programme is well on track with 40 of the 93 premises we occupied at that time now vacated with further premises closures expected. We also outlined plans to reduce staff numbers in the UK by around 4,800 within 18 to 24 months. This is expected to be delivered, ahead of plan, by the end of 2003. As part of the increased expense savings target we are now aiming for an extra £105m out of the UK substantially by the end of 2006 bringing the total annualised target to £200m.

Results
“This has been another quarter of good results everywhere except the US. Much of the detail can be found in the Operations Review so I’m only going to touch on individual results at a headline level.

•	The main story in the UK is the improvement in personal lines. The underwriting profit in the second quarter discrete of £22m is a £35m improvement on 2002 and contributed to a combined operating ratio (COR) of 92.7%. UK commercial had another strong, profitable quarter, underwriting profit £26m and COR of 94.5%. For the half year the UK produced a 97.1% COR. The contingent reserve of £30m in total that was set up at the first quarter has been retained as an additional claims margin.
•	In Scandinavia, we produced CORs of below 100% in all areas for the first six months except Swedish personal lines, where we had a COR of 101.1%.
•	The inadequate US commercial result is primarily a result of further provisions for deteriorating prior year claims. Any additional reserves that, subject to further validation and confirmation, we may make during the third quarter 2003 will strengthen the position. We are working with the interested parties on the proposed US legislation regarding asbestos liability in the US but the outcome is still far from certain and we cannot yet give any clear indication of the costs to the Group.
•	Canada’s second quarter COR was 94.1% and the underwriting result was turned around to a profit of C$11m. The underwriting result at the half year was C$60m better than this time last year.
•	Our International group of businesses produced an underwriting profit of £19m at the half year and a COR of 94.6%. This is after we strip out the results of our Australian and New Zealand operations prior to the IPO. These results have been separately disclosed on page B1.

“The work that has been done has enabled us to set out a clear way ahead and given us the confidence to approach the market for the capital necessary to implement our plans. I believe that the actions I’ve proposed, and that in many cases are already underway, are the right ones being taken at the right time.”

Press Release	5

OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of £338m (2002: £232m) with the improvement in the underlying underwriting result of £213m being partly offset by the £107m reduction in the longer term investment return. As we indicated at the third quarter last year, we have adjusted down our investment return assumptions from the beginning of this year to reflect lower levels of long term returns; restating last year’s LTIR for the lower returns would reduce it by £82m.

With the obvious exception of the US, the second quarter has been a good one for all of the Group’s operations leading to an underwriting profit and another sub 100% combined ratio for the quarter.

UK
The UK underwriting profit for the second quarter was £48m, a £56m improvement on the same period of 2002 and a £58m improvement from the first quarter 2003. The £30m weather contingency reserve that was set up at the first quarter has been retained as a claims margin, as the benign weather has continued.

The commercial result continues to be extremely good with a further quarter of underwriting profit, but the main story for the quarter is the improvement in personal lines. For the second quarter discrete, personal produced an underwriting profit of £22m, a £35m improvement on second quarter 2002 and a £52m improvement over the first quarter of this year.

Personal premium growth was primarily driven by the HBOS household account and MORE TH>N motor. We announced on 31 July that we would cease underwriting the HBOS book of business from 1 January 2004. The rating increases being applied across the broker book of business and our exit from some lines of business, including the majority of brand broker, have led to a significant reduction in motor premiums and we are also seeing reducing exposures in the household account. Other remedial actions on the broker motor book, including exiting from non comprehensive business wherever possible and a reduction in the number of young drivers, are continuing and the results are beginning to be evident. The decline in personal ‘other’ premium levels is primarily as a result of a reinsurance premium of £170m to provide reinsurance for the existing liabilities of the Healthcare & Assistance operation from the completion of its disposal. The fall is also as a result of our withdrawal from extended warranty business and the disposal of some portfolios of business.

The reduction in commercial premiums was largely as a result of the increase in the quota share arrangement and the decrease in our participation in the 2003 aviation pool, which was announced at the end of last year. We are continuing to apply rating increases across all classes but are now seeing some resistance and volume reduction in both the casualty and property lines. We will continue to focus on achieving the right technical price for the risk.

Scandinavia
Scandinavia produced an underwriting profit of £6m in the second quarter and a breakeven result for the half year, £27m better than the first half of 2002. The combined ratio for the half year of 96.8% was nearly 7 points better than the 2002 equivalent. Overall experience in the region was helped by benign weather and a reduction in adverse development on prior year claims.

Premium growth was driven by the commercial property and motor lines in Denmark and Sweden and was from a combination of rate and volume increases. In general, we are continuing to see rate increases across all lines although this is slowing for Swedish commercial.

During the second quarter, the Swedish commercial result benefited from a fall in average claims cost but saw an increased frequency of large fire losses. Denmark continued to benefit from the strong rating actions taken in the last couple of years. Both Sweden and Denmark produced underwriting profits for the quarter.

The personal result in Denmark was impacted by an increase in provisions for personal accident, while in Sweden all lines performed better than expected and the second quarter combined ratio was sub 100%.

* See note 2 on page 21

Press Release	6

US
At a macro level the US result was poor with an underwriting loss of £79m for the year to date, of which £72m arose in the second quarter, and a combined ratio of 107.4%. A strong performance by personal, which produced another quarter of underwriting profit and a COR of 95.7%, being completely overshadowed by poor results in some commercial lines, primarily those in run off or already earmarked for disposal, which produced a COR of 121.0% for the quarter discrete.

In personal lines, auto premiums fell as we withdrew from a number of States and terminated agency agreements, while the household grew primarily as a result of rate increases. During the second quarter both household and auto produced underwriting profits and sub 100 combined ratios despite the impact of the May tornadoes.

Commercial premiums grew from a combination of rating increases, which continue to run in double digits in a number of classes, and the write back of premium relating to Student Finance Corporation that took place in 2002. In workers’ compensation strong rating actions have led to a fall in volumes and this has been accelerated by the decision in March 2003 to cease writing mono line business. Deterioration of prior year claims has continued to be a real issue for workers’ compensation and general liability and the deterioration in the latter has also been inflated by the reclassification of some risks that had previously been booked in the commercial property line. Commercial property also saw adverse prior years’ development in the first half and losses from the May tornadoes and a 24 points worse year on year combined ratio for the second quarter discrete. The six months, which includes the RSUI result until April, remains at 93.3%.

Canada
Our Canadian operations produced a good overall result in the second quarter, following the usual seasonal weather affected first quarter, and reported an underwriting profit for the quarter discrete. The combined ratio improved from 108.7% at the first quarter to 101.3% at the half year, over nine points better than the first half of 2002. We have continued to drive through significant rate increases, particularly in personal lines, and are seeing a reduction in exposures for many lines as a result. The exception was Johnson, which showed strong growth, partly as a result of a portfolio acquisition. While the results for personal auto have shown substantial improvement there is still work to do and we are actively addressing the issue of our exposure to the industry high risk pool. A marked reduction in commercial auto premiums has primarily followed our exit from long haul trucking business and commercial property premiums declined as we reduced our exposure to the retail and other segments.

International
All of the components of International have seen a strong improvement in combined ratio in 2003 compared with the first half of 2002 and overall the COR has improved by nearly 10 points to 94.6% for the half year. At a headline level the underwriting result for the quarter improved by £29m to a profit of £7m.

Outside the UK and Scandinavia, our businesses in Europe & the Middle East have had a strong start to the year with a combined ratio of 96.0% for the six months, nine points better than in 2002. Ireland, Italy and the Middle East all produced underwriting profits. Ireland experienced benign weather and improved large loss experience. Italy incurred a high number of large claims in June following floods, hail and landslides. Both markets have begun to see rating pressure both from consumers and government but results are benefiting from the actions taken over the last couple of years and we are comfortable with the exposure reductions that have resulted.

Latin America and the Caribbean produced a combined ratio of 90.8%, eight points better than in 2002, and an underwriting profit of £9m. All continuing operations reported good results.

Asia benefited from a lower level of large losses but this was partly offset by the establishment of provisions of around £2.5m for SARS related claims in Hong Kong and China. SARS also impacted the level of personal lines premiums in Hong Kong and Singapore and is the primary reason for the small decline in overall premiums written. We have continued to be selective in the businesses written and have lost some market share and seen a fall in commercial premium income as a result. Rate increases in the market generally are showing signs of slowing and levelling off and we have started to see some price competition creep back in.

Prior to the IPO in May, Australia and New Zealand showed a small underwriting profit for the second quarter.

Press Release	7

Current Year Result
The comparison of the accident year combined ratios with those reported is as follows:

	6 Months	6 Months	6 Months
	2003	2003	2002
	Accident Year	Reported	Reported

	%	%	%
UK personal	102.6	100.3	106.1
UK commercial	90.6	94.4	98.3
Scandinavia	96.1	96.8	103.5
USA	100.8	107.4	111.2
Canada	99.5	101.3	110.7
International	94.8	94.6	104.3
Australia / New Zealand	94.7	95.7	96.9

Total	97.1	99.3	104.6

Life Business Result
The life business result of £75m shows a £29m decrease on 2002. The principal reason is a decrease in the UK contribution reflecting the continued lower levels of equity markets. Additionally there was the one off release of £6m in the first 6 months of 2002, in respect of the Danish operation where the Regulator changed the way in which it allowed companies to recognise the value of surplus.

Other Activities Result
The analysis of the other activities result is as follows:

	6 Months	6 Months
	2003	2002
	(unaudited)	(unaudited)
	£m	£m
Development expenses	(15)	(8)

Non insurance activities	(15)	(8)
Associates	13	3
Central expenses	(30)	(18)
Investment expenses	(16)	(14)
Loan interest	(26)	(36)
Balance of LTIR	12	38

Other activities result	(62)	(35)

Central expenses have increased due to costs arising from the Operating and Financial Review, announced in November 2002, and ongoing work on restructuring.

The other activities result also includes a surplus of £12m in respect of the balance of LTIR. The primary reason for the reduction compared to the prior period is the use of lower investment returns. Equity returns are now calculated at 7.5% (2002: 9%) and fixed at 5% (2002: 6%), per annum.

Group Operating Profit*
The difference of £170m (2002: £247m) between Group operating result* and Group operating profit* was comprised of a number of items outlined below.

Movements comprise amortisation of goodwill of £13m (2002: £35m), nil goodwill impairment (2002: £150m), amortisation of goodwill in acquired claims provisions of £10m (2002: £13m), amortisation of the present value of acquired in force business of £5m (2002: £7m), charges in respect of interest on dated loan capital of £28m (2002: £26m), reorganisation costs of £99m (2002: £7m) and an increase in equalisation provisions of £15m (2002: £9m).

* See note 2 on page 21

Press Release	8

Other Profit & Loss Movements
The main difference between Group operating profit* and profit for the period attributable to shareholders is short term investment fluctuations. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each quarter’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period were a surplus of £85m (2002: charge of £371m) reflecting the improving investment market conditions during the period.

Other movements also include the loss on disposal of subsidiaries and other businesses of £4m (2002: £2m). The disposal of UK healthcare and the IPO have been accounted for in the second quarter.

The underlying rate of tax on the Group operating result* was 31% (2002: 32%).

After a tax charge of £97m (2002: release of £28m) and eliminating minority interests of £24m (2002: credit of £16m), the profit for the period attributable to shareholders was £141m (2002: loss of £275m).

Movement in Total Capital
Total capital has decreased from £4,221m at 31 December 2002 to £4,204m at 30 June 2003. The movement in shareholders’ funds comprises the after tax profit attributable to shareholders of £141m, preference dividend of £5m, interim ordinary dividend of £29m, a reduction in embedded value of £271m and an exchange gain of £126m, primarily attributable to a strengthening in the Canadian, Australian and New Zealand dollar and the Danish kroner. Dated loan capital has increased due to foreign exchange movements of £13m and minority interests have increased by £8m.

Capital Position
Regulatory Capital Position
On a regulatory basis, were the capital position of the Group’s principal insurance company and its overseas subsidiaries to be reassessed as at 30 June 2003, we estimate the excess over required minimum margin would have increased to around £1.2bn from £773m at 31 December 2002.

Regulatory Developments – Life
The Group has applied for, and been granted, a number of waivers for its two with-profits life funds, which enable the solvency to be assessed on the realistic balance sheet approach introduced by the FSA early in 2003.

This approach and the waivers that have been granted by the FSA have improved the capital position of these funds and have enabled SALAC to terminate its reinsurance that was previously providing solvency relief.

The main benefit from the move into realistic balance sheets is the greater durability that it gives to the solvency of the funds, in particular against investment market movements.

At 30 June 2003 the two with-profits funds required contingent loan funding of £54m. It is anticipated that changes to the investment policy of the with profits funds, together with other changes in approach, will reduce the future requirements for contingent loan finance.

Regulatory Developments – General Insurance
In July 2003 the FSA published CP190, a consultation paper that discusses the possible way in which the FSA will seek to introduce new capital requirements for general insurers in the UK in advance of the formulation of the Solvency II Directive. At this stage there is considerable uncertainty as to how these proposals will be developed into actual requirements, and the FSA have indicated that the earliest introduction would be in 2005.

It is likely that the changes when introduced will be major and can be seen as a further welcome step in the convergence of regulatory capital assessment with that of the rating agencies and the Group’s own internal risk based capital approach. At this stage it is not possible to ascertain the likely implications for the Group of the new approach. This is partly because of the interplay between this initiative and other developments such as the Insurance Group’s Directive, but principally due to uncertainty over the consultation paper itself. In particular three aspects of the CP require clarification. These concern the principles of valuation that will apply to assets and liabilities (including the valuation of subsidiaries), the principles of calibration that will be applied in setting the target levels of capital requirement, and finally the principles of application that will set out how the FSA will use the test and the consequent actions required to be taken by companies.

* See note 2 on page 21

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General Insurance Capital Requirements for 2003 – Proforma risk based capital position as at 30 June 2003
The capital position shown below compares the actual capital at 30 June 2003, with the projected general business requirement at the end of 2003. The actual capital comprises the published position, adjusted by excluding intangible items such as goodwill. The total shareholders’ interest in life is then deducted. The shareholders’ interest in life is analysed on page A5 of this release. It comprises both the embedded value of future profits and shareholders’ funds of life companies. It does not represent the capital requirements of the life operations, however, for prudence, the whole amount is deducted from available capital and only recognised to support the general business where the capital is clearly available for this purpose.

At 30 June 2003 the capital position, calculated using the Group’s risk based capital approach, was as follows(1):

£m
Available Capital
As published	4,200
Adjusted for goodwill and equalisation	(20)

4,180

Less attributed to life operations	(1,270)
Profit on disposal post 30 June 2003	70

Available capital for general business	2,980

Capital requirement
Projected year end NWP (annualised)	6,700
Requirement at 40%	2,680

Current surplus	300

(1) Includes the disposal of RSUI which was completed on 1 July 2003

Inevitably our current capital position is subject to the uncertainties in preparing the accounts for an insurance company, which are set out on pages 16 to 20.

This risk based capital position above will be affected by the following actions outlined today:

•	premium reduction from the restructuring of our US business and other planned disposals and business exits;
•	our estimate on a prudent basis of reorganisation costs that could arise in connection with the restructuring of the US business;
•	subject to further validation and confirmation, making any further general insurance loss reserves, up to the extent of the deficit identified by Tillinghast-Towers Perrin’s review. The majority of this deficit relates to potential US requirements;
•	the Rights Issue; and
•	further premium growth in selected markets and reduction of Munich Re quota share agreement to lead to an estimated 2005 NWP figure of £6.4bn

Prospective position for year end 2005

	Risk based capital	Net premiums written

	(£ in millions)

Position at 30 June 2003	300	6,700

Adjustments:
Planned premium reduction including US restructuring	640	(1,600)

		5,100

US reorganisation costs	(300)
Potential establishment of additional claims provision, net of tax	(725)
Rights Issue net proceeds	960
Further premium growth and reduction of quota share reinsurance	(520)	1,300

Prospective position	355	6,400

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Following all these actions, as outlined in the table above, we are projecting a moderate surplus of around £355m by year end 2005, after incorporating further business growth in targeted lines of business and after reducing our dependency on the Munich Re quota share, resulting in a new estimated net written premiums level for 2005 of around £6.4bn.

The further costs required of approximately £180m pre tax to realise our revised expense savings target discussed above, are expected to be funded out of retained earnings over the period ending 31 December 2006. We also believe that opportunities for capital release from other companies within our life operations should, in the absence of adverse regulatory developments, be sufficient to offset the amounts that may be drawn down for our UK life funds under the contingent loan arrangements discussed above.

Potential Reserve Strengthening
A key task for the new executive team has been to analyse the financial and operating risks that Royal & SunAlliance is exposed to in its general and life businesses, and to seek to reduce the potential volatility that may result. We have commissioned an independent review of our general insurance loss reserves and of the capital requirements and risks of our UK with-profits life funds by Tillinghast-Towers Perrin acting as consulting actuaries.

The general insurance reserves review covered the Group’s total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were the asbestos reserves in the United Kingdom and the United States. Although we believe that that existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast-Towers Perrin review identified a deficit of £744m between our aggregate loss reserves at 31 March and their best estimate as at that date. In accordance with our desire to reduce risk and uncertainty we have determined to take a more prudent position on reserving and to ensure greater consistency in reserving practices across the Group. Subject to further validation and confirmation, we may make additional provisions to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of central claims provisions of £800m pre tax during the third quarter. Approximately £150m of the deficit relates to a potential deficit in reserves relating to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500m of the remaining provision relates to potential US reserves. Some of these anticipated provisions could be established locally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, decreased to 215p (31 December 2002: 217p). At 1 September 2003 the net asset value per share (adding back equalisation provisions net of tax) was estimated at 219p.

Dividend
The directors have declared an interim ordinary dividend of 2.0p per share. The interim dividend will be payable on 28 November 2003 to shareholders registered at the close of business on 12 September 2003. Shareholders will be offered a dividend reinvestment plan. New ordinary shares allotted under the rights issue will not carry any entitlement to this interim ordinary dividend, but will rank pari passu with the existing ordinary shares for all future ordinary dividends.

Press Release	11

CONSOLIDATED PROFIT & LOSS ACCOUNT

	6 Months		6 Months		12 Months
	2003		2002		2002
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m

General business net premiums written	3,654		4,268		8,635
Life business net premiums written	757		1,142		1,882

General business result	338		232		89
Life business result	75		104		227
Other activities	(62)		(35)		(90)

GROUP OPERATING RESULT	351		301		226
(based on longer term investment return) *

Amortisation of goodwill	(13)		(35)		(60)
Goodwill impairment	—		(150)		(653)
Amortisation of goodwill in acquired claims provisions	(10)		(13)		(25)
Amortisation of present value of acquired in force business	(5)		(7)		(13)
Interest on dated loan capital	(28)		(26)		(52)
Claims equalisation provisions	(15)		(9)		1
Reorganisation costs	(99)		(7)		(79)

Group operating profit / (loss)	181		54		(655)
(based on longer term investment return) *
Short term investment fluctuations	85		(371)		(551)

Profit / (loss) on ordinary activities before exceptional items and tax	266		(317)		(1,206)
(Loss) / profit on disposal of subsidiary undertakings and other businesses	(4)		(2)		184

Profit / (loss) on ordinary activities before tax	262		(319)		(1,022)
Tax on Group operating result	(108)		(96)		(70)
(based on longer term investment return) *
Tax on other movements	11		124		161

Profit / (loss) on ordinary activities after tax	165		(291)		(931)
Attributable to equity minority interests	(24)		16		(9)

Profit / (loss) for the period attributable to shareholders	141		(275)		(940)
Cost of preference dividend	(5)		(5)		(9)
Cost of ordinary dividend	(29)		(57)		(86)

Transfer to / (from) retained profits	107		(337)		(1,035)

Group operating earnings after tax per ordinary share	14.4	p	12.1	p	5.7	p
(based on longer term investment return) *
Earnings per ordinary share	9.5	p	(19.6	)p	(66.5	)p
Diluted earnings per ordinary share	9.5	p	(19.6	)p	(66.5	)p

* See note 2 on page 22

Press Release	12

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Profit / (loss) for the period attributable to shareholders	141	(275)	(940)
Movement in the value of long term business	(271)	(185)	(351)
Exchange	126	(42)	(265)

Total shareholders’ consolidated losses arising in the period	(4)	(502)	(1,556)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Shareholders’ funds at 1 January	3,043	4,691	4,691
Share capital issued and increase in share premium	—	2	2
Total shareholders’ recognised losses	(4)	(502)	(1,556)
Goodwill written back	—	—	1
Dividends	(34)	(62)	(95)

Shareholders’ funds at 30 June / 31 December	3,005	4,129	3,043

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SUMMARY CONSOLIDATED BALANCE SHEET

		30 June	30 June	31 December
		2003	2002	2002
		(unaudited)	(unaudited)	(audited)
		£m	£m	£m
ASSETS
Intangible assets		237	902	306
Investments
Land and buildings		553	528	483
Interests in associated undertakings		101	178	166
Other financial investments	– Equities	1,020	2,569	1,315
	– Unit Trusts*	1,177	247	460
	– Fixed Interest	10,723	10,402	10,832
	– Other	1,098	1,597	1,245
		14,672	15,521	14,501
Value of long term business		585	1,146	898

Total investments		15,257	16,667	15,399
Reinsurers’ share of technical provisions		5,464	5,340	5,079
Debtors		5,015	5,998	5,625
Other assets		650	918	733
Prepayments and accrued income		1,156	1,339	1,310
Long term business policyholders’ assets		30,666	35,530	31,494

Total assets		58,445	66,694	59,946

LIABILITIES
Shareholders’ funds		3,005	4,129	3,043
Equity minority interests in subsidiaries		413	398	405
Dated loan capital		786	789	773

Total capital, reserves and dated loan capital		4,204	5,316	4,221

Technical provisions		19,433	20,776	20,278
Equalisation provisions		309	340	293
Borrowings		614	1,079	700
Other liabilities		3,219	3,653	2,960
Long term business policyholders’ liabilities		30,666	35,530	31,494

Total liabilities		58,445	66,694	59,946

Shareholders’ interest in long term business		1,375	2,351	1,874

* The increase in unit trusts is primarily due to investment vehicles, which have the nature of fixed interest

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 3 September 2003.

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Net cash inflow from operating activities pre quota share	441	308	495
Quota share portfolio transfer	(14)	(241)	(235)
Reinsurance premium payment	—	—	(109)
Contingent loan finance from / (to) long term business funds	43	—	(160)

Net cash inflow / (outflow) from operating activities post quota share	470	67	(9)
Dividends from associates	3	2	3
Servicing of finance	(33)	(30)	(67)
Taxation refunded / (paid)	14	(30)	53
Capital expenditure	(12)	(25)	(63)
Acquisitions and disposals	736	(23)	640
Dividends paid on equity shares	(29)	(103)	(160)

	1,149	(142)	397
Issue of ordinary share capital	—	2	2

Cash flow (pre investment)	1,149	(140)	399

Investment activities
Purchases / (sales) of investments	1,065	(145)	19
Reduction in borrowings	84	5	380

Net investment of cash flows	1,149	(140)	399

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

Press Release	15

ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES

Estimation Techniques, Uncertainties and Contingencies

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation Techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and

•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

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The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and Contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	Uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	Uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;

•	Uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and Environmental Claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

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Financial Enhancement Products
In the UK, USA and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into for which a premium of £124m was ceded which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the US is discussed below.

Litigation, Mediation and Arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The Directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurer Default
The Group is exposed to the possibility of default by its reinsurers, including the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s “Watch List”. The “Watch List” is the list of companies whom the Directors believe will not be able to pay amounts due to the Group in full.

Banking Facilities
The Group’s banking facilities comprise a syndicated loan facility for £800m. At the end of June 2003 £566m was drawn on this facility.

This facility expires in October 2003 and the Group is negotiating smaller replacement arrangements, reflecting the Group’s reduced requirements for such borrowings.

Potential Misselling of Life Products
The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. The FSA have recently levied a fine of £950,000 on the Group. Based on the information currently available, the Directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse effect on the Group’s financial position.

Rating Agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single A ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are A- from S&P and A- from AM Best. The actions announced by the Group during 2002 and 2003 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the US.

Regulatory Environment
The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the Regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements.

Press Release	18

World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September 2001, is a gross loss of £1,214m, reduced to £277m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the Directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools in the US, primarily truck driving schools. At 31 December 2002, the loan portfolio had a face value of $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA Insurance Corporation (“MBIA”), which ensured these securitisations, filed suit against Royal Indemnity in federal court in Delaware seeking to enforce the credit risk insurance policies that Royal Indemnity had previously sued to rescind and requested punitive damages. In August 2002, Wilmington Trust filed a similar action in the federal court in Delaware. Wells Fargo, MBIA and Wilmington Trust subsequently moved for summary judgement in their favour in the federal court action. Royal Indemnity made a motion to dismiss the Delaware federal actions based upon its prior pending action in Texas. Royal Indemnity’s motion to dismiss was denied on 31 March 2003. The decision on the motions for summary judgement is anticipated during September 2003 or possibly thereafter.

In September 2002, PNC Bank commenced a similar action in Delaware state court. PNC Bank moved for summary judgement in its favour in the state court action. Royal Indemnity moved to dismiss this action on grounds similar to those in the federal action. These motions were argued on 25 November 2002, and are currently under consideration by the court.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and loss reserves, if any. Any losses may be further offset by recoveries from other third parties. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and / or loss reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

If Wells Fargo and MBIA were to prevail in the summary judgement motion, they would be awarded approximately $270m, together with interest, for an aggregate award of approximately $280.5m. If Wilmington Trust were to prevail on its summary judgement motion, it would be awarded approximately $12.9m, together with interest, for an aggregate award of approximately $13.3m. If PNC Bank were to prevail on its summary judgement motion, it would be awarded approximately $96m, together with interest, for an aggregate award of approximately $99m. Wells Fargo, MBIA Wilmington Trust and PNC Bank would also be granted a declaratory judgement that Royal Indemnity must provide coverage for all future loan defaults. As of 20 March 2003, Royal Indemnity has received claims of approximately $329m from Wells Fargo, $110m from PNC Bank and $13m from Wilmington Trust. Royal Indemnity anticipates that it will appeal such an award. If such an award were to be upheld upon appeal, then, notwithstanding the availability of reinsurance recoveries, recoveries from the borrowers and the respective loan programmes and / or any available loss reserves, it will likely have a material adverse effect on the financial condition of Royal Indemnity and the US region.

Financial Enhancement Products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2003 amounted to £24m. Claims provisions of £59m have been established at 30 June 2003 in addition to £72m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £168m based on a model, which utilises Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

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Contingent Loan Finance
The regulatory solvency of the UK Life Funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £500m to the Life Funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life Funds and realistic balance sheet analysis indicates that is expected to occur. At 30 June 2003 £120m (31 December 2002: £160m) had been funded and £54m (31 December 2002: £25m) had been utilised under these arrangements. The detail of these loans remains under discussion with the FSA.

US Regulatory Capital
The consolidated US regulatory capital and surplus position as at 30 June 2003 is $1,469m, an increase of $88m over the 31 December 2002 position. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

UK and Group Regulatory Capital
The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries (including the treatment of certain reinsurance contracts), the progress of the actions announced on 7 November 2002 to improve that position, the other uncertainties described above, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. It is possible that these discussions could lead to financial consequences for the Group including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. We believe that, following the actions announced on today’s date, we are better positioned to comply with these potential regulatory developments. However, there remain considerable uncertainties regarding these developments and the potential outcomes.

Strategic and Operational Review
Our programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation.

Our restructuring plans in the United States are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the United States, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the United States will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in our restructuring plans may give rise to liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

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EXPLANATORY NOTES

1.	Accounting Policies

There have been no significant changes in accounting policy in the six months ended 30 June 2003.

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of goodwill, goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,708,497 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at 30 June 2003 was 1,439,963,222.

4.	Life Embedded Values

The International Accounting Standards Board (IASB) has recently published ED5, the exposure draft of the proposed accounting standard for insurance contracts. The UK Accounting Standards Board (ASB) has also published ED5 with a preface providing an ASB commentary. The proposed changes to the ABI Statement of Recommended Practice on Accounting for Insurance Business (SORP) meanwhile remains in draft form.

Although the International Accounting Standard on insurance contracts will not come into effect until 2005, the principles being applied are becoming clear and, following an actuarial review of the Group’s embedded values, a number of adjustments have been made to the values, partly in anticipation of these accounting developments.

The main changes arise from the revision of the embedded value onto a basis where investment returns are set to a risk free rate and the cash flows are then discounted at the same rate. This is known as the ‘certainty equivalent’ approach. The other change arises from stochastically modelling the potential impact of embedded options and guarantees.

Initial calculations have been undertaken for the UK life funds and these indicate that the certainty equivalent adjustment would increase the embedded value by around £100m whilst the impact of the modelling of the embedded options and guarantees would reduce the value by around £160m. The embedded options and guarantees adjustments only impacts the with profits funds.

Together with amendments to the taxation approach, these adjustments would reduce the with profits embedded value and increase that of Phoenix.

Pending further refinement of the methodology, no adjustment has been made to the Phoenix embedded value whilst that of the two with profits funds has been reduced through the Statement of Total Recognised Gains and Losses. This reduction amounts to £180m.

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In respect of the remaining overseas life operations, the embedded value has been reduced to nil value. Net of minority interests this amounts to a reduction of £50m in the Statement of Total Recognised Gains and Losses.

In summary the shareholders’ interest in life operations now comprises.
	UK with Profits	UK Phoenix	Overseas	Total
	£m	£m	£m	£m
Shareholders' Funds	338	—	452	790
Embedded Value	—	585	—	585

	338	585	452	1,375

The overseas shareholders’ funds comprises principally Codan and La Construccion in Chile.

5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2003. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 15% of the Group’s general business written in the UK, US, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £350m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact. There was minimal impact on the Group’s longer term investment return in the six months results.

The essence of that agreement is that Munich Re has agreed to take a 15% share of most of the risks that we cover this year. As a result, we transferred to them £350m of premiums written last year, which will be earned this year, as well as £388m of premiums written in the six months. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will be returned to us. That will increase our headline premiums at that point. While the agreement is in force we will continue to disclose its premium effect so that meaningful comparisons can be made.

6.	Disposals

The following table shows the results that are included in the Group’s (1) results for the six months:

	Australia and New Zealand	RSUI	UK Health	Total
	£m	£m	£m	£m
General business net premiums written	283	185	73	541
Underwriting result	13	56	7	76
Combined Operating Ratio	95.7%	67.5%	86.3%	84.9%
Operating Result	47	70	9	126
(1) The IPO of our Australian and New Zealand businesses took place on 11 May 2003. The disposal of the UK healthcare and assistance business was completed on 23 April 2003 and the disposal of RSUI was completed on 1 July 2003.

7.	Year End Results 2002

The results for the year ended 31 December 2002 and the balance sheet at that date, which have been included as comparatives in the six months results, are not statutory accounts but have been abridged from the statutory accounts. A copy of the statutory accounts for that year, on which the independent auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or, 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

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FURTHER INFORMATION

A supplementary information pack contains:

»	Detailed Business Review
»	Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 9.30am today.

The results for the nine months to 30 September 2003 will be announced on 20 November 2003.

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INDEPENDENT REVIEW REPORT
Introduction
We have been instructed by the Royal & Sun Alliance Insurance Group plc (the “Company”) to review the financial information which comprises the Consolidated Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Movements in the Shareholders’ Funds, the Summary Consolidated Balance Sheet, the Summary Consolidated Shareholders’ Cash Flow Statements and the related notes including the Accounting Policies, included on pages x to x. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors of the Company (the “Directors”). The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority (the “Listing Rules”) which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Company management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Southwark Towers, London
4 September 2003

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